Exhibit 99.1

AirMedia Announces Unaudited Third Quarter 2015 Financial Results

Beijing, China – November 17, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the market of Wi-Fi services on long-haul buses, trains and airplanes, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

Pursuant to the agreement to sell 75% equity interest of AirMedia Group Co., Ltd. to Longde Wenchuang Fund Management Co., Ltd. (“Longde Wenchuang”), which was previously announced on June 15, 2015 (the “Transaction”), starting from the second quarter of 2015, the financial results associated with the Company’s stand-alone digital frames, mega-size LED screens, traditional media in airports, unipole signs and other outdoors media, which form the Transaction, were classified as discontinued operations. As a result, revenues in our financial statements for the third quarter of 2015 and comparable periods in the third quarter of 2014 and in the previous quarter reflected revenues from continuing operations only.

•	Revenues decreased by 41.7% year-over-year and 12.4% quarter-over-quarter to US$10.4 million.

•	Net revenues decreased by 41.3% year-over-year and 10.9% quarter-over-quarter to US$10.4 million.

•	Net loss attributable to AirMedia’s shareholders was US$9.7 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.16.

•	Adjusted EBITDA from continuing operations attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA from continuing operations attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$17.5 million, compared to a loss of US$9.5 million in the same period one year ago.

“Our transaction with Longde Wenchuang is proceeding well. We have received the first installment of consideration payment and are working to fulfill the preconditions of the second installment,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“We are excited that net income from discontinued operations attributable to AirMedia’s shareholders increased 53.8% year-over-year to US$10 million in the third quarter of 2015. This gives us strong confidence to achieve the earnout profit target in 2015,” Mr. Richard Wu, AirMedia’s chief financial officer, commented.

Third Quarter 2015 Financial Results

Revenues

Revenues from continuing operations

Revenues from continuing operations for the third quarter of 2015 decreased by 41.7% year-over-year and 12.4% quarter-over-quarter to US$10.4 million. The year-over-year decrease was primarily due to a soft advertising market and the divestiture of TV-attached digital frames and digital TV screens in airports in February 2015, as previously discussed in our first quarter 2015 financial results. The quarter-over-quarter decrease was primarily due to a decrease in revenues from the remaining media business in air travel sector, which was partially offset by an increase in revenues from the gas station media network.

Business tax and other sales tax

Business tax and other sales tax for the third quarter of 2015 were US$65,000, compared to US$253,000 in the same period one year ago and US$274,000 in the previous quarter.

Net revenues

Net revenues for the third quarter of 2015 reached US$10.4 million, representing a year-over-year decrease of 41.3% from US$17.6 million in the same period one year ago and a quarter-over-quarter decrease of 10.9% from US$11.6 million in the previous quarter.

Cost of Revenues

Cost of revenues for the third quarter of 2015 was US$22.9 million, which reflected a year-over-year decrease of 9.5% from US$25.3 million and a quarter-over-quarter decrease of 4.7% from US$24.0 million in the previous quarter. The year-over-year decrease was primarily due to lower agency fees for third-party advertising agencies and lower concession fees. The quarter-over-quarter decrease was primarily due to lower concession fees, which was partially offset by higher agency fees for third-party advertising agencies. Cost of revenues as a percentage of net revenues in the third quarter of 2015 was 220.9%, up from 143.3% in the same period one year ago and 206.7% in the previous quarter.

Concession fees for the third quarter of 2015 decreased by 1.7% year-over-year and decreased by 9.6% quarter-over-quarter to US$18.1 million. The quarter-over-quarter decrease was primarily due to the expiration or suspension of certain concession rights contracts. Concession fees as a percentage of net revenues in the third quarter of 2015 was 174.5%, increasing from 104.3% in the same period one year ago and 172.0% in the previous quarter. The year-over-year and quarter-over-quarter increases of concession fees as a percentage of net revenues were primarily due to the fact that net revenues decreased fast than concession fees.

Gross Profit

As a result of the above, gross profit for the third quarter of 2015 was negative US$12.5 million, compared to gross profit of negative US$7.6 million in the same period one year ago and negative US$12.4 million in the previous quarter.

Gross profit as a percentage of net revenues for the third quarter of 2015 was negative 120.9%, compared to negative 43.3% in the same period one year ago and negative 106.7% in the previous quarter. The year-over-year and quarter-over-quarter decreases in gross profit as a percentage of net revenues were primarily due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Total operating expenses for the third quarter of 2015 were US$9.7 million, which increased by 34.6% from US$7.2 million in the same period one year ago and increased by 17.9% quarter-over-quarter from US$8.2 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the third quarter of 2015 were US$206,000, compared with US$92,000 in the same period one year ago and US$139,000 in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to an increase in the number of stock options vested in the third quarter of 2015.

Selling and marketing expenses for the third quarter of 2015 were US$2.2 million. This reflected a year-over-year decrease of 25.2% from US$3.0 million one year ago and a quarter-over-quarter decrease of 20.1% from US$2.8 million in the previous quarter. The year-over-year decrease was primarily due to lower sales commissions for the Company’s direct sales force. The quarter-over-quarter decrease was primarily due to lower sales commissions for the Company’s direct sales force and lower public relations expenses.

General and administrative expenses for the third quarter of 2015 were US$7.4 million. This represented a year-over-year increase of 77.2% from US$4.2 million in the same period one year ago and a quarter-over-quarter increase of 37.5% from US$5.4 million in the previous quarter. The year-over-year increase was primarily due to higher salary expenses, higher bad-debt provisions, and higher professional fees, which was partially offset by lower research and development expenses. The quarter-over-quarter increase was primarily due to higher professional fees and higher salary expenses.

Loss from Operations

Loss from operations for the third quarter of 2015 was US$22.2 million, compared to loss from operations of US$14.8 million in the same period one year ago and loss from operations of US$20.6 million in the previous quarter. Loss from operations as a percentage of net revenues for the third quarter of 2015 was negative 214.3%, compared to negative 84.1% in the same period one year ago and negative 177.3% in the previous quarter.

Income Tax Expenses

Income tax expenses for the third quarter of 2015 were US$72,000, compared to income tax expenses of US$298,000 in the same period one year ago and income tax expenses of US$2.7 million in the previous quarter.

Net Income from Discontinued Operations Attributable to AirMedia’s Shareholders

Net income from discontinued operations attributable to AirMedia’s shareholders, which reflected net income from the product lines agreed to be sold in the Transaction, were US$10.0 million, compared to net income from discontinued operations attributable to AirMedia’s shareholders of US$6.5 million in the same period one year ago and net income from discontinued operations attributable to AirMedia’s shareholders of US$1.3 million in the previous quarter.

Net Loss Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the third quarter of 2015 was US$9.7 million, compared to net loss attributable to AirMedia’s shareholders of US$5.5 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$19.4 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2015 was US$0.16, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.32 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2015 was US$0.16, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.32 in the previous quarter.

Adjusted EBITDA from Continuing Operations Attributable to AirMedia’s Shareholders

Adjusted EBITDA from continuing operations attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$17.5 million, compared to adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of a loss of US$9.5 million in the same period one year ago and adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of a loss of US$15.8 million in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Loss to Adjusted EBITDA” for a reconciliation of net loss under U.S. GAAP to adjusted EBITDA (non-GAAP).

Cash and cash equivalents, Restricted Cash and Short-term Investments

Cash and cash equivalents, restricted cash and short-term investments totaled US$127.7 million as of September 30, 2015, compared to US$81.1 million as of December 31, 2014. The increase in cash and cash equivalents, restricted cash and short-term investments was due to the receipt of RMB800 million (US$125.9 million), the first installment of the consideration of the Transaction with Longde Wenchuang.

Other Recent Developments

On September 30, 2015, AirMedia announced that it has entered into a definitive Agreement and Plan of Merger with AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited, a wholly owned subsidiary of Parent, pursuant to which Parent will acquire AirMedia for US$3.00 per ordinary share of the Company or US$6.00 per American depositary share, each representing two Shares.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the third quarter 2015 earnings at 8:00 PM U.S. Eastern Time on November 17, 2015 (5:00 PM U.S. Pacific Time on November 17, 2015; 9:00 AM Beijing/Hong Kong time on November 18, 2015). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

Hong Kong: +852 800 906 601

International: +65 6713 5090

China: +86 400 620 8038

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on November 17, 2015 and 11:59 p.m. on November 25, 2015, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +61 2 8199 0299

Conference ID: 66066551

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. EBITDA is being used as a non-GAAP measurement in evaluating the operating performance. EBITDA consists of net (loss)/income attributable to AirMedia Group Inc.’s shareholders before interest income/(expense), income tax expense/(benefit), depreciation, and amortization of acquired intangible assets.

Adjusted EBITDA represents EBITDA adjusted for share-based compensation. Our management believes that the use of adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent.

EBITDA is used by AirMedia’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that EBITDA measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the EBITDA measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

About AirMedia

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the market of Wi-Fi services on long-haul buses, trains and airplanes. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	September 30, 2015	December 31, 2014

ASSETS:
Current assets:
Cash and cash equivalents	123,916	60,117
Restricted cash	—	3,223
Short-term investments	3,776	17,729
Accounts receivable, net	19,260	23,534
Notes receivable	—	762
Prepaid concession fees	10,096	13,012
Amount due from related parties	787	810
Other current assets	8,887	7,305
Deferred tax assets - current	88	484
Assets held for sale	169,706	156,691

Total current assets	336,516	283,667

Prepaid equipment costs	31,159	45,176
Property and equipment, net	50,253	35,381
Long-term deposits	8,424	8,511
Deferred tax assets - non-current	5,265	10,251
Long-term investments	17,832	5,962
Acquired intangible assets, net	2,503	521
Other non-current assets	14,230	6,128

Total assets	466,182	395,597

LIABILITIES AND EQUITY:
Current liabilities:
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and nil as of December 31, 2014 and September 30, 2015, respectively)	—	3,000
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $37,078 and $32,338 as of December 31, 2014 and September 30, 2015, respectively)	33,930	39,804
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $3,777 and $129,236 as of December 31, 2014 and September 30, 2015, respectively)	130,239	4,863
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $3,998 and $3,909 as of December 31 2014 and September 30, 2015, respectively)	3,952	4,004
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $408 and $926 as of December 31, 2014 and September 30, 2015, respectively)	989	967
Liabilities held for sale	69,688	72,700

Total current liabilities	238,798	125,338

Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $1,257 and $1,227 as of December 31, 2014 and September 30, 2015, respectively)	1,227	1,257
Deferred tax liability - non-current (including deffered tax liability-non-current of the consolidated variable interest entities variable interest entities without recourse to AirMedia Group Inc. $130 and $101 as of December 31, 2014 and September 30, 2015, respectively)	101	130

Total liabilities	240,126	126,725

Equity
Ordinary shares	128	128
Additional paid-in capital	323,042	323,167
Treasury stock	(5,720)	(9,236)
Statutory reserves	11,309	11,381
Accumulated deficits	(145,315)	(110,519)
Accumulated other comprehensive income	28,456	33,815

Total AirMedia Group Inc.’s shareholders’ equity	211,900	248,736

Noncontrolling interests	14,156	20,136

Total equity	226,056	268,872

Total liabilities and equity	466,182	395,597

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014

Revenues	10,421	11,892	17,884
Business tax and other sales tax	(65)	(274)	(253)

Net revenues	10,356	11,618	17,631
Cost of revenues	22,881	24,016	25,273

Gross profit	(12,525)	(12,398)	(7,642)
Operating expenses:
Selling and marketing *	2,232	2,793	2,984
General and administrative *	7,439	5,412	4,199

Total operating expenses	9,671	8,205	7,183

Loss from operations	(22,196)	(20,603)	(14,825)
Interest income, net	132	76	216
Other income, net	415	145	701

Loss before income taxes	(21,649)	(20,382)	(13,908)
Income tax expenses	(72)	(2,724)	(298)

Net loss before net loss of equity method investments	(21,721)	(23,106)	(14,206)
Net income/(loss) from continuing operations of equity method investments	232	(77)	(33)

Net loss from continuing operations	(21,489)	(23,183)	(14,239)

Less: Net loss from continuing operations attributable to noncontrolling interests	(1,792)	(2,406)	(2,228)

Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders	(19,697)	(20,777)	(12,011)

Net income from discontinued operations attributable to AirMedia Group Inc.’s shareholders	9,954	1,335	6,472

Net loss attributable to AirMedia Group Inc.’s shareholders	(9,743)	(19,442)	(5,539)
Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.16)	(0.17)	(0.10)
Diluted	(0.16)	(0.17)	(0.10)

Net income from discontinued operations attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	0.08	0.01	0.05
Diluted	0.08	0.01	0.05

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.08)	(0.16)	(0.05)
Diluted	(0.08)	(0.16)	(0.05)

Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.16)	(0.32)	(0.10)
Diluted	(0.16)	(0.32)	(0.10)
Weighted average ordinary shares outstanding used in computing net loss from continuing operations per ordinary share - basic	122,638,928	121,208,231	119,247,547

Weighted average ordinary shares outstanding used in computing net loss from continuing operations per ordinary share - diluted	122,638,928	121,208,231	119,247,547

Weighted average ordinary shares outstanding used in computing net income from discontinued operations per ordinary share - basic	122,638,928	121,208,231	119,247,547

Weighted average ordinary shares outstanding used in computing net income from discontinued operations per ordinary share - diluted	128,543,158	128,303,504	119,612,464

* Share-based compensation charges included are as follow:
Selling and marketing	—	—	—
General and administrative	206	139	92

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars in thousands)

	Three Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014
Net loss from continuing operations	(21,489)	(23,183)	(14,239)
Other comprehensive (loss)/income	(1,290)	(14)	2,244

Comprehensive loss from continuing operations	(22,779)	(23,197)	(11,995)
Less: comprehensive loss from continuing operations attributable to the noncontrolling interest	(2,124)	(2,407)	(1,987)

Comprehensive loss from continuing operations attributable to AirMedia Group Inc.’s shareholders	(20,655)	(20,790)	(10,008)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(In U.S. dollars in thousands)

	Three Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014

Net loss from continuing operations attributable to AirMedia Group Inc.’s shareholders (GAAP)	(19,697)	(20,777)	(12,011)
Interest income, net	(132)	(76)	(216)
Depreciation	1,839	2,005	2,236
Income tax expenses	72	2,724	298
Amortization of acquired intangible assets	169	171	72

EBIDTA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(17,749)	(15,953)	(9,621)

Share-based compensation	206	139	92

Adjusted EBIDTA from continuing operations attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(17,543)	(15,814)	(9,529)